SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

9 August 2019

Eastspring to acquire fund manager in Thailand

Eastspring Investments ("Eastspring"), the Asian asset management business of Prudential plc ("Prudential"), has entered into a binding Memorandum of Understanding with Thanachart Bank ("TBANK") to acquire a controlling stake in Thanachart Fund Management Co., Ltd. ("TFUND")1 and expects to enter into a definitive agreement by the end of the year.

The proposed acquisition will be subject to local regulatory approvals2.

Enquiries:

Media		Investors/Analysts
Anneliese Diedrichs	+65 8799 9241	Darwin Lam	+852 2918 6358
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0) 20 3977 9702
		William Elderkin	+44 (0) 20 3977 9215
Notes:

About Eastspring Investments
Eastspring Investments is a leading Asia-based asset manager that manages over USD 193 billion (as at 31 December 2018) of assets on behalf of institutional and retail clients. Operating in Asia since 1994, Eastspring Investments is the Asian asset management business of Prudential plc, an international financial services group, and has one of the widest footprints across the region3. We provide investment solutions across a broad range of asset classes including equities, fixed income, multi asset solutions and alternatives and are committed to delivering high quality investment outcomes for our clients over the long term. Eastspring Investments is a signatory to the United Nations-supported Principles for Responsible Investment (PRI), a voluntary program which encourages best practice in environmental, social and corporate governance issues. For more information on Eastspring Investments, please visit: www.eastspring.com

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers and it has £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Footnotes
1          TFUND is the 9th largest asset manager in Thailand, with total assets under management (AUM) of THB 221.3 billion (USD 6.8 billion) as at 31 December 2018.
2          The acquisition of TFUND is also contingent on completion of the merger of TBANK and TMB Bank Public Company Limited.
3          Eastspring Investments (excluding JV companies) companies are ultimately wholly-owned / indirect subsidiaries / associate of Prudential plc of the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 August 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer